Filed pursuant to Rule 424(b)(3)

File No. 333-236896

A&Q LONG/SHORT STRATEGIES FUND LLC

PROSPECTUS SUPPLEMENT

dated JAnuary 1, 2023

The information set forth below supplements and supersedes any contrary information contained in the Fund's Prospectus (the "Prospectus"), dated May 1, 2022. Prospective investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time, which are provided together with (or have preceded) this Supplement. Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus.

The Prospectus, the Fund's Statement of Additional Information (the "SAI"), this Supplement and material incorporated by reference into the Fund's registration statement are published on the following website:

https://www.ubs.com/us/en/asset-management/individual-investors-and-financial-advisors/products/hedge-funds.html.

The SAI also is available upon request and without charge by writing the Fund at c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901, or by calling (888) 793-8637. In addition, you may request other information about the Fund or make investor inquiries by calling (888) 793-8637. The SAI, material incorporated by reference into the Fund's registration statement and other information about the Fund also are available on the SEC's website (http://www.sec.gov). The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link.

If a prospective investor wishes to invest in the Fund, the investor must complete, execute and return the Fund's Investor Certificate, which is provided together with (or has preceded) this Supplement.

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Bruce Amlicke, Chief Investment Officer of the Adviser and Chairman of its Investment Committee, and the Fund's Portfolio Manager, has announced his intention to retire on or about March 1, 2023. Edoardo Rulli, Deputy Chief Investment Officer and Head of Research of the Adviser, will replace Mr. Amlicke as Chief Investment Officer of the Adviser and the Fund's Portfolio Manager concurrent with Mr. Amlicke's retirement. Mr. Rulli has worked closely with Mr. Amlicke for the past six years, and has been a core member of the Adviser's Management and Senior Investment Forums. Before re-joining UBS in 2016, Mr. Rulli was a Partner and Head of Research at Falcon Money Management where he joined as partner in 2009. From 2008 to 2009, he was a Director at UBS Alternative and Quantitative Investments LLC, the predecessor unit of the Adviser. From 2004 to 2008, Mr. Rulli served as a senior analyst at Tremont Capital Management in London, a multi-billion fund of funds. He started his career as an analyst in 2001 at Rasini & C researching European and Asian hedge funds. Mr. Rulli received his bachelor's degree from Bocconi University in Milan, Italy.

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The Fund is authorized to borrow money temporarily for investment purposes and in connection with repurchases of, or tenders for, the Fund's Interests. The Fund was party to the Credit Agreement, which expired on August 23, 2022, and has, along with several other funds advised by the Adviser, entered into a new secured revolving line of credit agreement with a third-party commercial bank (the "New Credit Agreement"). The Fund may borrow from time to time on a revolving basis at any time up to $22,000,000 under the New Credit Agreement. Any borrowings by the Fund will be made under the New Credit Agreement.